Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this exhibit is a part, Otis Worldwide Corporation (the “Company,” “Otis,” “we,” “us,” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $0.01 per share.

Common Stock
The following briefly summarizes certain terms of Otis’ common stock. This summary does not describe every aspect of our common stock and is subject, and is qualified in its entirety by reference, to all the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

Otis’ common stock is listed on the New York Stock Exchange under the symbol “OTIS.”

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders.

Holders of common stock are entitled to share equally in the dividends, if any, that may be declared by Otis’ board of directors out of funds that are legally available to pay dividends, but only after payment of any dividends required to be paid on outstanding preferred stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of Otis, the holders of common stock will be entitled to share ratably in all assets of Otis remaining after we pay:

•all of our debts and other liabilities and
•any amounts we may owe to the holders of our preferred stock.

Holders of common stock do not have any preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any series of preferred stock that we may designate and issue.

Delaware law and our amended and restated bylaws permit us to issue uncertificated shares of common stock.

The rights, preferences and privileges of common shareholders may be affected by the rights, preferences and privileges granted to holders of preferred stock. The Otis board of directors has the authority, without further action by the shareholders, to issue shares of preferred stock in one or more series, and to fix the rights, preferences and privileges (including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences) of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any additional series of preferred stock upon the rights of common shareholders until the board of directors determines the specific rights of the holders of that series. However, the effects might include, among other things (1) restricting dividends on the common stock, (2) diluting the voting power of the common stock, (3) impairing the liquidation rights of the common stock or (4) delaying or preventing a change in control of Otis without further action by the shareholders.

At each annual meeting of shareholders, the entire Otis board of directors is elected for a term of one year. Otis’ amended and restated bylaws provide that the board of directors may, from time to time, designate the number of directors; however, the number may not be less than five nor more than fourteen. Vacancies on the board (except in an instance where a director is removed by holders of common stock and the resulting vacancy is filled by holders of common stock) may be filled by a vote of the majority of the directors then in office, even if less than a quorum.

Otis’ amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election of directors, other than nominations made by or at the direction of Otis’ board of directors. Eligible shareholders will be permitted to include their own director nominees in Otis’ proxy materials under the circumstances set forth in the amended and restated bylaws. Generally, a stockholder or a group of up to 20 shareholders, who has maintained continuous qualifying ownership of at least 3% of Otis’ outstanding common stock for at least three years, will be permitted to include director nominees constituting up to 20% of the board of directors in the proxy materials for an annual meeting of shareholders if such stockholder or group of shareholders complies with the other requirements set forth in the proxy access provision.

Otis’ amended and restated bylaws include an exclusive forum provision. This provision provides that, unless Otis consents in writing to the selection of an alternative forum, the sole and exclusive forum for various types of suits will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Such suits include (1) any derivative action or proceeding brought on behalf of Otis, (2) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Otis to the company or to Otis’ shareholders, (3) any action asserting a claim against Otis or any director or officer or other employee of Otis arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or Otis’ amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended from time to time), (4) any action asserting a claim against Otis or any director or officer or other employee of Otis governed by the internal affairs doctrine or (5) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Under Otis’ amended and restated bylaws, to the fullest extent permitted by law, this exclusive forum provision applies to state and federal law claims, including claims under the federal securities laws, including the Exchange Act, although Otis shareholders will not be deemed to have waived Otis’ compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims subject to exclusive federal jurisdiction, a court could find the exclusive forum provision contained in Otis’ amended and restated bylaws to be inapplicable or unenforceable.

Otis’ amended and restated certificate of incorporation and amended and restated bylaws provide that any action permitted to be taken at an annual or special meeting of shareholders may be effected by the written consent of shareholders if shareholders representing 25 percent of the outstanding voting power of Otis capital stock have requested a record date for such action and certain other conditions are satisfied in accordance with Otis’ amended and restated certificate of incorporation and amended and restated bylaws.

Otis' amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of shareholders may be called only by the board of directors, the chairman of the board of directors, or the Chief Executive Officer. The Secretary may also call a special meeting of shareholders in response to a written request of a stockholder or a group of shareholders who has maintained continuous qualifying ownership of at least 15% of Otis’ outstanding common stock for at least one year, subject to the provisions and conditions set forth in Otis' amended and restated certificate of incorporation and amended and restated bylaws.

Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Certain of the provisions of Otis’ amended and restated certificate of incorporation and amended and restated bylaws discussed above and below could discourage a proxy contest or the acquisition of control of a substantial block of our stock. These provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Otis, even though an attempt to obtain control of Otis might be beneficial to Otis and its shareholders.

Otis’ amended and restated certificate of incorporation includes provisions eliminating the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Delaware law. The amended and restated bylaws include provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law, including under circumstances in which indemnification is otherwise discretionary. The amended and restated bylaws additionally include provisions permitting the Chief Executive Officer or the General Counsel and the Chief Financial Officer acting together to reimburse the expenses of our current and former employees, agents and fiduciaries in advance of the final disposition of any such proceeding.

Section 203 of the DGCL, under certain circumstances, may make it more difficult for a person who is an “Interested Stockholder,” as defined in Section 203, to effect various business combinations with a corporation for a three-year period. Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. However, Otis’ amended and restated certificate of incorporation and amended and restated bylaws do not exclude us from these restrictions, and these restrictions apply to us.